# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fortress Private Lending Fund, CIK 0002012139
CUSIP: 34966T107
Title of class of securities: Class I Shares, par value $0.01 per share
Address of issuer's principal executive offices: 1345 Avenue of the Americas, New York, New York (NY), 10105
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002127253

## Reporting persons
- The Heising-Simons Foundation: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 3,329,276.55; shared voting power 0; sole dispositive power 3,329,276.55; shared dispositive power 0; aggregate amount beneficially owned 3,329,276.55 (8.2% of the class)

## Item 1. Issuer
Name of issuer: Fortress Private Lending Fund
Address of issuer's principal executive offices: 1345 Avenue of the Americas, New York, NY 10105

## Item 2. Person Filing
Name of person filing: The Heising-Simons Foundation ("HSF") is filing this report with respect to the Class I Shares, par value $0.01 per share (the "Class I Shares") of Fortress Private Lending Fund (the "Issuer").
Address of principal business office or, if none, residence: The address of the principal business office of HSF is 400 Main Street, Suite 200, Los Altos, CA 94022.
Citizenship: HSF is a California nonprofit public benefit corporation and an exempt private foundation described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item is set forth in Rows 5 through 9 of the cover page to this Schedule 13G. HSF directly holds 3,329,276.55 Class I Shares. HSF is a charitable foundation controlled by its members and directors. Voting and investment decisions with respect to the Class I Shares held by HSF are made by an Investment Committee of HSF's board of directors.
Percent of class: The information required by this item is set forth in Row 11 of the cover page to this Schedule 13G. The ownership percentage is based on 40,766,377 Class I Shares outstanding as of March 27, 2026, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2026.
Sole power to vote or to direct the vote: The information required by this item s set forth in Row 5 of the cover page to this Schedule 13G.
Shared power to vote or to direct the vote: The information required by this item is set forth in Row 6 of the cover page to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information required by this item is set forth in Row 7 of the cover page to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information required by this item is set forth in Row 8 of the cover page to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- The Heising-Simons Foundation: /s/ Brian Eule, President & Chief Executive Officer (04/07/2026)